EXHIBIT 99.1

Re:	Injunction for Proposed Agreement to Sell B Communications Shares to the Neuman Group

Ramat Gan, Israel – June 18, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company today announced that further to the Company’s report regarding the negotiations for the sale of ordinary shares of its subsidiary, B Communications Ltd. (“BCom”), a temporary injunction was issued by the Tel Aviv-Jaffa District Court (the “Court”) suspending the negotiations. The injunction was issued following a motion filed today, ex parte, by the special appointed managers of the Company’s controlling shareholder, Eurocom Communications Ltd. (“Eurocom”).

The Company must respond to the motion by June 20, 2018. The Court also added the Neuman Group, for response (with which negotiations were held for the sale of BCom shares, as reported).

The Company’s Board of Directors has not yet approved the transaction in question, but the position of the Board of Directors is that the proposed transaction reflects a significantly higher value from the current market value and asset value of BCom, and therefore, these market conditions justify an immediate in-depth examination of the proposed transaction.

The Company will consult with its legal advisors and will respond at the appropriate time.

Forward-Looking Statements

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